EXHIBIT 12.01
THE HARTFORD FINANCIAL SERVICES GROUP, INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In millions)	2007	2006	2005	2004	2003

Income (loss) from operations before federal income taxes and cumulative effect of accounting changes	$4,005	$3,602	$2,985	$2,523	$(550)

Add:

Fixed Charges
Interest expense	263	277	252	251	271
Interest factor attributable to rentals and other [1]	69	77	69	64	76
Interest credited to contractholders [2]	2,022	3,553	5,671	2,481	1,120

Total fixed charges	2,354	3,907	5,992	2,796	1,467

Total fixed charges excluding interest credited to contractholders	332	354	321	315	347

Earnings, as defined	6,359	7,509	8,977	5,319	917

Earnings, as defined, less interest credited to contractholders	$4,337	$3,956	$3,306	$2,838	$(203)

Ratios

Earnings, as defined, to total fixed charges [3]	2.7	1.9	1.5	1.9	NM
Earnings, as defined, less interest credited to contractholders, to total fixed charges excluding interest credited to contractholders [3] [4]	13.1	11.2	10.3	9.0	NM
Deficiency of earnings, as defined, to fixed charges [5]	$—	$—	$—	$—	$550

[1]	Interest factor attributable to rental and other includes 1/3 of total rent expense as disclosed in the notes to consolidated financial statements, capitalized interest and amortization of debt issuance costs.

[2]	Interest credited to contractholders includes interest credited on general account assets and interest credited on consumer notes.

[3]	NM: Not meaningful.

[4]	This secondary ratio is disclosed for the convenience of fixed income investors and the rating agencies that serve them and is more comparable to the ratios disclosed by all issuers of fixed income securities.

[5]	Represents additional earnings that would be necessary to result in a one to one ratio of earnings to fixed charges. This amount includes a before-tax charge of $2.6 billion related to the Company’s 2003 asbestos reserve addition.

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